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SEC FILE NUMBER
000-50142

CUSIP NUMBER
83490A 10 0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Solar Power, Inc.

Full Name of Registrant
Welund Fund, Inc.

Former Name if Applicable

4080 Cavitt Stallman Road, Suite 100

Address of Principal Executive Office (Street and Number)
Granite Bay, California 95746

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Information necessary for the filing of a complete and accurate Form 10-QSB could not be gathered within the prescribed time period without unreasonable effort and expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Alan M. Lefko	(916)	746-0912
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Solar Power, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007	By	/s/ Alan M. Lefko

Alan M. Lefko, Vice President of Finance and Secretary

SOLAR POWER, INC.
Form 12b-25
Attachments
PART IV-OTHER INFORMATION
     As a result of the merger between Solar Power, Inc., a California corporation, and Welund Acquisition Corp., a Nevada corporation, on December 29, 2006 (the “Merger”), the Registrant’s Form 10-QSB for the period ending March 31, 2007 will reflect significant change in its results of operations from the corresponding period for the last fiscal year.
     The significant changes to be reflected in the results of operations of the Registrant (also referred to as the “Company”) as a result of the Merger are as follows:
Preliminary Results for the Three Months Ended March 31, 2007
Net Sales
     The Company expects net sales for the three months ended March 31, 2007 to be approximately $3,414,000
Cost of Goods Sold
     The Company expects cost of goods sold to be approximately $2,608,000 for the three months ended March 31, 2007.
General and Administrative Expense
     The Company expects general and administrative expense to be approximately $1,469,000 for the three months ended March 31, 2007.
Sales and Marketing Expense
     The Company expects sales and marketing expense to be approximately $522,000 for the three months ended March 31, 2007.
Net Loss
     The Company expects to report a net loss to be approximately $468,000 for the three months ended March 31, 2007 after recording an income tax benefit of approximately $606,000.